WARRANT INDENTURE

BETWEEN:

METALLICA RESOURCES INC.

- and -

EQUITY TRANSFER SERVICES INC.

Beach, Hepburn LLP
36 Toronto Street
Suite 1000
Toronto, Ontario
M5C 2C5

TABLE OF CONTENTS

THIS WARRANT INDENTURE dated as of the 3rd day of December, 2003.

BETWEEN:

METALLICA RESOURCES INC., a corporation existing under the federal laws of Canada

(hereinafter called the "Corporation")

OF THE FIRST PART

- and -

EQUITY TRANSFER SERVICES INC., a corporation existing under the laws of the Province of Ontario

(hereinafter called the "Warrant Agent"),

OF THE SECOND PART.

WHEREAS the Corporation is authorized to issue an unlimited number of Common Shares;

AND WHEREAS the Corporation intends to file a (final) prospectus (the "Prospectus") on or about December 1, 2003 with each of the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission and the Ontario Securities Commission, in respect of the distribution of, among other securities, up to 19,350,000 securities designated as Series I common share purchase warrants (each a "Warrant" and collectively, the "Warrants"), subscribed for pursuant to the Prospectus. Each Warrant being exercisable into one Common Share at the price and upon the other terms and conditions hereinafter set forth;

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants as hereinafter provided;

AND WHEREAS the Warrants will be represented by Warrant Certificates issued and countersigned in accordance with the provisions hereof;

AND WHEREAS all things necessary have been or will be done and performed by the Corporation to make the Warrants and the Warrant Certificates, when countersigned by the Warrant Agent, and issued in accordance with the provisions of this Indenture, legal, valid and binding obligations of the Corporation with the benefits and subject to the provisions of this Indenture;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined in this section 1.1 shall, for the purpose of this Indenture and all supplemental indentures hereto, have the respective meanings specified in this section 1.1:

(a) **"Applicable Legislation"** means the provisions, if any, of the *Canada Business Corporation Act* and any statute of Canada or a province thereof, and of the regulations under any such statutes, relating to warrant indentures or to the rights, duties and obligations of warrant agents and of corporations under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(b) **"Business Day"** means a day which is not a Saturday or Sunday or a civic or statutory holiday in any of the cities where Warrant Certificates may be surrendered to the Warrant Agent pursuant to the provisions hereof;

(c) **"Common Shares"** means the common shares which the Corporation is authorized to issue as such shares are constituted at the close of business on the date hereof; provided that in the event of any adjustment pursuant to the provisions of Article Five hereof, "Common Shares" shall thereafter mean the shares or other securities or property resulting from such adjustment;

(d) **"Corporation"** means Metallica Resources Inc. and its successors from time to time;

(e) **"Corporation's auditors"** means the firm of chartered accountants appointed as the auditors of the Corporation at the particular time;

(f) **"Counsel"** means a barrister and solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Warrant Agent;

(g) **"Current Market Price"** of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded on the TSX for any 20 consecutive Trading Days selected by the Corporation commencing not more than 30 Trading Days and ending not less than three Trading Days before such date, or, if the Common Shares are not listed on the TSX, on any other stock exchange on which the Common Share are then listed as may be selected by the Directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market for any 20 consecutive Trading Days selected by the Corporation commencing not more than 30 Trading Days and ending not less than three Trading Days before such date, with the weighted average price per Common Share being determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive Trading Days by the aggregate number of Common Shares so sold;

(h) **"Director"** means a director of the Corporation from time to time, and, unless otherwise specified herein, reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors;

(i) **"Exercise Date"** with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of Article Four hereof;

(j) **"Exercise Price"** with respect to the Warrants, means $3.10 per Common Share, unless such amount shall have been adjusted pursuant to the provisions of Article Five hereof in which case it shall mean the adjusted price in effect at the applicable time;

(k) **"Expiry Date"** means five years from the date of issuance;

(l) **"Extraordinary Resolution"** means, subject as hereinafter provided in sections 9.12, 9.15 and 9.16 hereof, a motion proposed at a meeting of Warrantholders called for that purpose and held in accordance with the provisions of Article Nine hereof at which there are present in person or represented by proxy Warrantholders holding at least 25% of the aggregate number of the Warrants outstanding as of the date of the meeting and passed by the affirmative votes of Warrantholders holding not less than 66? % of the aggregate number of the Warrants represented at the meeting and voted on such motion;

(m) **"Person"** means an individual, corporation, partnership, trust or any unincorporated organization;

(n) **"Regulation S"** means Regulation S under the U.S. Securities Act;

(o) **"Rights Period"** means any period determined for the purposes of subsection 5.1(b) hereof;

(p) **"Shareholder"** means a holder of record of one or more Common Shares;

(q) **"Share Reorganization"** means any of the events described in paragraphs 5.1 (a)(i), (ii), (iii) or (iv) hereof;

(r) **"Share Rights Offering"** shall have the meaning ascribed thereto in section 5.1(b);

(s) **"Special Distribution"** means any of the non-excluded events described in paragraphs 5.1(c)(i), (ii), (iii) and (iv) hereof;

(t) **"Subsidiary"** means a corporation, of which voting securities carrying a majority of the votes attached to all outstanding voting securities, directly or indirectly, are owned by the Corporation, by the Corporation and one or more subsidiaries thereof, or by one or more of the subsidiaries of the Corporation, and, as used in this definition, "voting securities" means securities, other than debt securities, carrying the right to elect directors

either under all circumstances or under some circumstances that have occurred and are continuing;

(u) **"Time of Expiry"** means 5:00 o'clock in the afternoon, Toronto time, on the Expiry Date;

(v) **"Trading Day"** with respect to a stock exchange means a day on which such stock exchange is open for business;

(w) **"Transfer Agent"** means the transfer agent for the time being of the Common Shares;

(x) **"TSX"** or **"Exchange"** the Toronto Stock Exchange;

(y) **"U.S. Exchange Act"** means the *Securities Exchange Act of 1934*, as amended, of the United States;

(z) **"U.S. Person"** shall have the same meaning as under Regulation S under the U.S. Securities Act;

(aa) **"U.S. Securities Act"** means the *Securities Act of 1933*, as amended, of the United States of America;

(bb) **"Warrant Agent"** means Equity Transfer Services Inc., or its successor for the time being of the powers and obligations hereby created;

(cc) **"Warrant Certificates"** means the certificates evidencing the Warrants issued and countersigned hereunder and for the time being outstanding;

(dd) **"Warrantholder(s)"** or **"holders"** without reference to Common Shares means the persons for the time being who are registered holders of Warrant Certificates;

(ee) **"Warrantholders' Request"** means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 25% of all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(ff) **"Warrant Rights Offering"** shall have the meaning ascribed thereto in section 5.1(b);

(gg) **"Warrants"** shall have the meaning ascribed thereto in the recitals to this Warrant Indenture; and

(hh) **"Written Order of the Corporation"**, **"Written Request of the Corporation"**, **"Written Consent of the Corporation"** and **"Certificate of the Corporation"** mean respectively a written order, request, consent or certificate signed in the name of the Corporation by its Chairman, President or a Director and, in addition, by its Secretary or a Director, and may consist of one or more instruments so executed.

1.2 Number and Gender

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine include the feminine and neuter genders.

1.3 Interpretation not Affected by Headings, etc.

The division of this Indenture into articles, sections, subsections and paragraphs, the provision of the table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Day Not a Business Day

If the day on or before which any action that would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Currency

All references to currency herein and in the Warrant Certificates are to lawful money of Canada unless otherwise specified herein.

1.6 Applicable Law

This Indenture, the Warrant Certificates and the Warrants represented by such Warrant Certificates shall be construed in accordance with the laws of the Province of Ontario.

1.7 References to this Indenture

The words and phrases "this Warrant Indenture", "this Indenture", "herein", "hereby" and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental hereto and the words "article", "section", "subsection" and "paragraph" followed by a number mean and refer to the specified article, section, subsection or paragraph of this Indenture.

1.8 Schedules

The following schedules are attached to, form part of and shall be deemed to be incorporated into this Indenture:

Schedule	Title
A	Form of Warrant Certificate
B	Form of Declaration for Removal of Legend

ARTICLE 2
ISSUE AND FORM OF WARRANTS

2.1 Issue and Form of Warrants

(a) Authorization of Warrants: The Warrants authorized to be issued may be issued only upon and subject to the terms and conditions hereinafter set forth. The Corporation is hereby authorized to issue up to 19,350,000 Warrants entitling the holders thereof to subscribe for and purchase up to an aggregate of 19,350,000 Common Shares, together with such additional indeterminate number of Common Shares as may be required to be issued pursuant to any adjustments required to be made by the provisions of Article Five hereof, and such Warrants are hereby authorized to be issued.

(b) Form of Warrant Certificates: The Warrant Certificates shall be substantially in the form attached hereto as Schedule "A", shall be dated as of the date of issue thereof (including all replacements issued in accordance with this Indenture) and may bear a facsimile of the seal of the Corporation and such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Irrespective of any adjustments required to be made by the provisions of Article Five hereof, all replacement Warrant Certificates shall continue to express the number of Common Shares purchasable upon the exercise of the Warrants evidenced thereby and the Exercise Price thereof as if such Warrant Certificates were issued as of the initial date of issue thereof pursuant hereto.

(c) Legended Warrant Certificates:

(i) Each Warrant Certificate originally issued to a person within the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY (A) TO THE CORPORATION; (B) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE US SECURITIES ACT; (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 OF REGULATION S UNDER THE US SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE SECURITIES LAWS; (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION PURSUANT TO RULE 144 OR OTHER APPLICABLE EXEMPTION AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (E)

PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE US SECURITIES ACT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY," MAY BE OBTAINED FROM THE CORPORATION UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND OPINION OF COUNSEL IF REQUESTED BY THE CORPORATION, IN FORM SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATIONS UNDER THE UNITED STATES SECURITIES ACT"

(ii) Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in paragraph 2.1(c)(i) shall also bear such legend.

(iii) The legend referred to in paragraph 2.1(c)(i) may be removed in connection with a resale of Warrants made by a Warrantholder pursuant to Rule 904 of Regulation S under the U.S. Securities Act upon the delivery to the Warrant Agent of a declaration in the form of Schedule "B" hereto duly executed by such Warrantholder and an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation if requested by the Corporation.

2.2 Terms and Delivery of Warrants

(a) Terms: Each Warrant authorized to be issued hereunder shall entitle the holder thereof to subscribe for and purchase one Common Share at the Exercise Price at any time after the date of issue thereof until the Time of Expiry, subject to any adjustments required to be made pursuant to Article Five hereof.

(b) Delivery of Warrant Certificates: Warrant Certificates in definitive form evidencing the Warrants authorized in paragraph 2.1(a)(i) hereof shall be created and executed by the Corporation, shall be countersigned by the Warrant Agent and shall be delivered by the Warrant Agent upon the purchase of the Warrants in accordance with the provisions of this Indenture.

(c) Adjustment: The Exercise Price and the number of Common Shares which can be subscribed for and purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in Article Five hereof.

(d) <u>No Fractional Warrants</u>: No Warrant Certificate representing a fractional Warrant shall be issued or otherwise provided for, and a holder of a Warrant Certificate shall not be entitled to subscribe for or purchase a fractional Common Share or be entitled to any cash or other consideration such holder might otherwise be entitled to based upon the holding of such Warrant Certificate. If the number of Warrants to which a Warrantholder would otherwise be entitled is not a whole number, then the number of Warrants to be issued to such Warrantholder shall be rounded down to the next whole number and the Warrantholder shall not be entitled to any compensation in respect of such fractional Warrant.

(e) <u>Splits Combinations etc.</u>: Subject to section 2.7 hereof, Warrants may be split, combined or exchanged for Warrants of the same class.

(f) <u>Issue of Common Shares</u>: The Corporation shall issue Common Shares to implement any exercise of Warrants in accordance with the provisions hereof.

2.3 <u>Warrantholder not a Shareholder</u>

Nothing in this Indenture nor in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation or the right to receive dividends or other distributions.

2.4 <u>Signing by Warrant Certificate</u>

Warrant Certificates shall be signed by the president or the chief operating officer or the chief financial officer of the Corporation or any director of the Corporation and may, but need not be, under the seal of the Corporation or a reproduction thereof (which shall be deemed to be the Corporation's seal). The signatures of such officers may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers may no longer hold office at the date of such Warrant Certificate or at the date of the countersigning or delivery thereof, any Warrant Certificate signed as aforesaid and countersigned by the Warrant Agent, in accordance with Section 2.5 hereof, shall be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

2.5 <u>Countersignature by the Warrant Agent</u>

(a) <u>Countersignature</u>: No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits hereof until it has been countersigned by the Warrant Agent by means of a manual signature of one or more of its authorized officers, substantially in the form of the countersignature contained on the Warrant Certificate or in some other form approved by the Corporation and the Warrant Agent and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so

countersigned has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b) No Representation: The countersignature by the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrant Certificate (except the due countersignature thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor, except as otherwise specified herein.

2.6 Issue in Substitution for Lost Warrant Certificate

(a) Substitution: In case any Warrant Certificate issued and countersigned hereunder shall become mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall countersign and deliver a new certificate for the same class of Warrants and of like date and tenor as the one mutilated, lost, destroyed or stolen (i) in exchange for and in place of and upon cancellation of such mutilated certificate, or (ii) in lieu of and in substitution for such lost, destroyed or stolen certificate and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefit hereof and shall rank equally in accordance with its terms with all Warrants of the same class either issued or to be issued hereunder.

(b) Issue of New Warrant Certificates: The applicant for the issue of a new Warrant Certificate pursuant to subsection 2.6(a) hereof shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft, as the case may be, of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion and such applicant may also be required to furnish indemnity or security in amount and form satisfactory to the Corporation and the Warrant Agent in their discretion to save each of them harmless, and shall pay the expenses, charges and any taxes applicable thereto of the Corporation and the Warrant Agent in connection therewith.

2.7 Exchange of Warrant Certificates

(a) Exchange: Warrant Certificates issued and countersigned hereunder representing any specified number of Warrants to subscribe for and purchase Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants and entitling the holder thereof to subscribe for and purchase an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as the Warrant Certificates so exchanged.

(b) Places of Exchange: Warrant Certificates may be exchanged at the principal corporate office of the Warrant Agent in the City of Toronto, Ontario, or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent, and

cancelled and destroyed by the Warrant Agent, who shall forward to the Corporation a certificate evidencing such destruction. The Corporation shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out such exchanges.

(c) No Charge for Exchange: No charge will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the exchange of any Warrant Certificate.

2.8 Registration and Transfer of Warrants

(a) Register: The Corporation will cause to be kept by the Warrant Agent at the principal corporate office in Toronto, Ontario, of the Warrant Agent:

(i) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(ii) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(b) Valid Transfers: No transfer of any Warrant will be valid unless entered on the appropriate register of transfers referred to in subsection 2.8(a) hereof, or on any branch registers maintained pursuant to subsection 2.8(g) hereof, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the appropriate register of transfers by the Warrant Agent.

(c) Register of Transfers: The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.8(b) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by all applicable legislation and requirements of regulatory authorities and the TSX, be entitled to be entered on the appropriate register of holders referred to in subsection 2.8(a) hereof, or on any branch registers of holders maintained pursuant to subsection 2.8(g) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d) Refusal of Registration: The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.8(a) hereof, or on any branch registers maintained pursuant to subsection 2.8(g) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. In particular, the Warrant Agent

shall not register a transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States; provided, however, for this purpose the Warrant Agent shall only be required to refer to the address of the transferee into which the Warrant Certificate is to be registered or written notice provided by the Corporation.

(e) No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Inspection: The registers referred to in subsection 2.8(a) hereof, and any branch registers maintained pursuant to subsection 2.8(g) hereof, will at all reasonable times be open for inspection by the Corporation and any Warrantholder. The Warrant Agent will from time to time when requested to do so by the Corporation or any Warrantholder (upon payment of the reasonable charges of the Warrant Agent), furnish the Corporation or such Warrantholder with a list of the names and addresses of holders of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) entered on such registers and showing the number of Warrants (in the case of a Warrantholder of the same class as such Warrantholder) held by each such holder thereof.

(g) Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 2.8(a) hereof are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the holders of Warrants in accordance with Article Twelve hereof.

(h) Legended Certificates: If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.1(c):

(i) the transfer may be made to a U.S. Person or person in the United States, provided that the transfer is made in accordance with the terms of such legend and provided further that the Warrant Certificate issued to such transferee shall also bear such legend; or

(ii) if the Warrants are being sold outside the United States under Rule 904 of Regulation S, the legend may be removed by providing a declaration to the Warrant Agent and the Corporation to the effect set forth in Schedule "B" to this Indenture, or in such other form as the Warrant Agent or the Corporation from time to time prescribe, and an opinion of counsel of recognized standing reasonably satisfactory to the Corporation if requested by the Corporation.

(i) No Charge for Transfer: No charge will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of a Warrant Certificate.

2.9 Ownership of Warrants

(i) Owner: The Corporation and the Warrant Agent may deem and treat the person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(ii) Rights of Registered Holder: The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Common Shares, if any, issuable pursuant thereto will be a good discharge to the Corporation and the Warrant Agent therefor and neither the Corporation nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

2.10 Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue of any Warrants.

ARTICLE 3
DISTRIBUTION OF WARRANT CERTIFICATES

3.1 Warrant Certificates

Warrant Certificates, issuable only in registered form, will be issued and mailed or delivered to the purchasers of Warrants.

ARTICLE 4
EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants

(a) Exercise: The holder of any Warrant may exercise the right thereby conferred on such holder to subscribe for and purchase Common Shares by surrendering, after the date of issue of the Warrant but prior to the Time of Expiry, to the Warrant Agent at the place specified in subsection 4.1(c) hereof or any other place or places that may be designated by the Corporation with the approval of the Warrant Agent:

(i) the Warrant Certificate, with a properly completed and executed subscription form in substantially the form contained on the Warrant Certificate; and

(ii) a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation at par in the city where such Warrant

Certificate is surrendered for exercise, in an amount equal to the product obtained by multiplying the Exercise Price by the number of Common Shares subscribed for pursuant to such Warrant Certificate.

A Warrant Certificate with the duly completed and executed subscription form referred to in paragraph 4.1(a)(i) above, together with the certified cheque, bank draft or money order referred to in paragraph 4.1(a)(ii) above, shall be deemed to be surrendered only upon delivery thereof or, if sent by mail or other means of transmission, upon receipt thereof, in each case at the office of the Warrant Agent provided for in subsection 4.1(c) hereof or any such other place designated by the Corporation with the approval of the Warrant Agent.

(b) Subscription Form Completion: Any subscription form referred to in paragraph 4.1(a)(i) hereof shall be signed by the Warrantholder and shall specify (i) the number of Common Shares which the holder desires to subscribe for and purchase, such number being not more than the number which the holder is entitled to subscribe for and purchase pursuant to the Warrant Certificate surrendered, (ii) the person or persons in whose name or names such Common Shares are to be issued, (iii) the address or addresses of such person or persons, or the office of the Warrant Agent at which the Warrant Certificate was surrendered and the certificates representing such Common Shares are to be sent, and (iv) the number of Common Shares to be issued to each such person if more than one is so specified. If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Warrant Agent all applicable transfer or similar taxes, if any, and, the Corporation and the Warrant Agent shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Warrant Agent the amount of such tax, if any, or shall have established to the satisfaction of the Warrant Agent that such tax has been paid or that no tax is due. The Corporation will be entitled to refuse to issue Common Shares to, and may direct the registrar and transfer agent of the Common Shares to refuse to enter into the register of Common Shares the name of, a person resident outside of Canada or any other person if the issue of Common Shares to such person would constitute a violation of the securities or other laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. For greater certainty, Warrants may not be exercised within the United States or by or on behalf of any U.S. Person, and no Common Shares issued upon exercise of Warrants will be delivered to any address in the United States in the absence of an exemption from the registration requirements of the U.S. Securities Act and the delivery to the Corporation of a written opinion of counsel or other evidence satisfactory to the Corporation to the effect that such registration is not required.

(c) Places for Exercise: The Corporation has appointed the Warrant Agent, at its principal office in the City of Toronto, Ontario, as the place at which the Warrants may be exercised. The Corporation will give notice to the Warrantholders pursuant to Article Twelve hereof of the location of any other place appointed by the Corporation and of the change in the location of any new or existing place where Warrants may be exercised.

(d) Accounting to Corporation: The Warrant Agent shall as soon as practicable account to the Transfer Agent and the Corporation with respect to Warrants exercised. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent shall immediately be delivered over to the Corporation or as the Corporation may from time to time direct. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Corporation.

(e) Record of Exercise: The Warrant Agent shall record the particulars of the Warrants exercised which particulars shall include the names and addresses of the persons who become holders of Common Shares, if any, on exercise, the Exercise Date and the Exercise Price. Within five Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation and the Transfer Agent.

4.2 Effect of Exercise of Warrants

(a) Effect of Exercise: Upon compliance by the holder of any Warrant Certificate with the provisions of section 4.1 hereof, but subject to the provisions of subsection 4.3(b) hereof, the number of Common Shares subscribed for and purchased shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date thereof unless the transfer books of the Corporation shall be closed on such date, in which case the Common Shares subscribed for and purchased shall be deemed to have been issued, and such person or persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer books are reopened but such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date.

(b) Issue of Share Certificates: Within five Business Days during which the transfer books of the Corporation have been open after the exercise of a Warrant as aforesaid, the Corporation shall forthwith (A) cause to be mailed to the person or persons in whose name or names the Common Shares so subscribed for and purchased are to be issued, as specified in the subscription form on the Warrant Certificate, at the address specified in such subscription form, or (B) if specified in such subscription form, cause to be delivered to such person or persons at the office of the Warrant Agent where such Warrant Certificate was surrendered, a certificate or certificates representing the appropriate number of Common Shares to which the Warrantholder is entitled and elected to subscribe for and purchase pursuant to the Warrant Certificate surrendered to the Warrant Agent.

4.3 Subscription for Less than Entitlement

(a) Exercise for Less Than Maximum: The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the maximum number which the holder is entitled to subscribe for and purchase pursuant to the surrendered Warrant Certificate, provided that in no event shall fractional Common Shares be issued in connection with the exercise of Warrants. In such event, the holder thereof upon

exercise thereof shall, in addition, be entitled to receive a new Warrant Certificate complying with section 2.2 hereof in respect of the balance of the Common Shares which such holder was entitled to subscribe for and purchase and which were not then subscribed for and purchased.

(b) No Fractional Common Shares: Notwithstanding any adjustment provided for in Article Five hereof or otherwise, the Corporation shall not be required upon the exercise of a Warrant to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of a Warrant is not a whole number then the number of Common Shares to be issued shall be rounded down to the next whole number and the holder of such Warrant Certificate shall not be entitled to any compensation in respect of any fractional Common Share.

4.4 Warrant Certificates for Fractions of Common Shares

To the extent that the holder of a Warrant Certificate is entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, such right may only be exercised in respect of such fraction in combination with another Warrant Certificate which in the aggregate entitles the Warrantholder to receive a whole number of Common Shares.

4.5 Expiration of Warrants

After the Time of Expiry all rights under any Warrant in respect of which the right of subscription and purchase therein and herein provided shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void, of no force or effect and of no value whatsoever.

ARTICLE 5
ADJUSTMENTS

5.1 Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

The Exercise Price and the aggregate number of Common Shares purchasable upon exercise of the Warrants, shall be subject to adjustment from time to time in the events and in the manner provided in the following subsections:

(a) Stock Dividend; Distribution of Common Shares; Subdivision; Consolidation: If and whenever at any time after the date hereof but prior to the Time of Expiry the Corporation shall:

(i) fix a record date for the issue of Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or otherwise,

(ii) fix a record date for the making of a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares,

(iii) subdivide its outstanding Common Shares into a greater number of Common Shares, or

(iv) consolidate its outstanding Common Shares into a smaller number of Common Shares, then

the Corporation shall adjust the Exercise Price effective immediately after the record date at which the holders of Common Shares are determined for the purposes of such Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction, (A) the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Share Reorganization and (B) the denominator of which shall be the number of Common Shares which will be outstanding after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding had all such securities been exchanged for or converted into Common Shares on such record date).

In the case of any such Share Reorganization, the Corporation shall adjust the aggregate number of Common Shares purchasable upon exercise of the Warrants effective immediately after the effective date of such Share Reorganization by multiplying the aggregate number of Common Shares purchasable upon exercise of the Warrants by a fraction, (A) the numerator of which shall be the number of Common Shares outstanding after giving effect to such subdivision or consolidation and (B) the denominator of which shall be the number of Common Shares outstanding on such effective date before giving effect to such Share Reorganization.

(b) Issue of Rights, Options or Warrants: If and whenever at any time after the date hereof but prior to the Time of Expiry, the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for and purchase Common Shares (a "Share Rights Offering") or securities exchangeable for or convertible into Common Shares (a "Warrant Rights Offering"), at a price per share to the holder (the "Share Rights Price") (or at an exchange or conversion price per share (the "Warrant Conversion Price") at the date of issue of such securities to the holder in the case of a Warrant Rights Offering) of less than 95% of the Current Market Price of the Common Shares on such record date, then,

(i) in the case of a Share Rights Offering, the Corporation shall adjust the Exercise Price effective immediately after the record date on which holders of Common Shares are determined for the purposes of the Share Rights Offering to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A) the numerator of which shall be the aggregate of:

(1) the number of Common Shares outstanding on the record date for the Rights Offering, and

(2) the number determined by dividing (I) the product obtained by multiplying the number of Common Shares issuable upon exercise of the rights, options or warrants under the Share Rights Offering, by the Share Rights Price at which each one of such Common Shares is offered by (II) the Current Market Price of the Common Shares, as of the record date for the Share Rights Offering; and

(B) the denominator of which shall be the aggregate of the number of Common Shares outstanding on the record date for the Share Rights Offering and the number of Common Shares offered pursuant to the Share Rights Offering after giving effect to the Share Rights Offering; or

(ii) in the case of a Warrant Rights Offering, the Corporation shall adjust the Exercise Price effective immediately after the record date on which holders of Common Shares are determined for the purposes of the Warrant Rights Offering to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A) the numerator of which shall be the aggregate of:

(1) the number of Common Shares outstanding on the record date for the Warrant Rights Offering, and

(2) the number determined by dividing (I) the product obtained by multiplying the maximum number of Common Shares for or into which the securities offered pursuant to the Warrant Rights Offering may be exchanged or converted during the Rights Period by the Warrant Conversion Price, by (II) the Current Market Price of the Common Shares, as of the record date for the Warrant Rights Offering; and

(iii) the denominator of which shall be the aggregate of the number of Common Shares outstanding on the record date for the Warrant Rights Offering and the maximum number of Common Shares for or into which the convertible or exchangeable securities offered pursuant to the Warrant Rights Offering may be converted or exchanged.

To the extent that such rights, options or warrants are not exercised prior to the expiry date thereof, the Exercise Price shall be readjusted effective immediately after such expiry date to the Exercise Price which would then have been in effect based (i) in the case of a Share Rights Offering upon the number of Common Shares, or (ii) in the case of a Warrant Rights Offering, the maximum number of

Common Shares which may be issued upon the exercise or conversion of the securities exchangeable for or convertible into Common Shares, actually delivered on the exercise of such rights, options or warrants.

(c) Special Distributions: If and whenever at any time after the date hereof but prior to the Time of Expiry, the Corporation shall fix a record date for the issue or distribution to all or substantially all of the holders of Common Shares of (i) shares of the Corporation of any class other than Common Shares, (ii) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets of the Corporation (other than rights, options or warrants which entitle the holders thereof during a period expiring not more than 45 days after the record date for such issue or distribution to acquire Common Shares or securities exchangeable for or convertible into Common Shares at a price per share, or at an exchange or conversion price per share in the case of securities exchangeable for or convertible into Common Shares, of at least 95% of the Current Market Price of the Common Shares on such record date), (iii) evidences of indebtedness of the Corporation or (iv) any property or other assets of the Corporation, and if such issue or distribution does not constitute (A) a Share Reorganization, or (B) a Rights Offering, the Corporation shall adjust the Exercise Price effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction:

(i) the numerator of which shall be the difference between

(A) the product of (I) the aggregate number of Common Shares outstanding on such record date and (II) the Current Market Price of the Common Shares on such record date, and

(B) the fair market value, as determined by action by the Directors (whose determination shall be conclusive), to the holders of Common Shares of the aggregate of all of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

(d) Reclassification of Common Shares; Consolidation; Amalgamation; Merger: In case of (i) any reclassification of or amendment to the Common Shares at any time outstanding or change of the Common Shares into other shares (other than pursuant to a Share Reorganization), (ii) the consolidation, amalgamation or merger of the Corporation with or into any other Person (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), (iii) the separation of the business of the Corporation into two or more Persons, or (iv) in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety, at any time after

the date hereof but prior to the Expiry Date, any Warrantholder who thereafter shall exercise his right to subscribe for and purchase Common Shares pursuant to Warrants then held shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which such holder would have been entitled to receive as a result of such reclassification, amendment, change, consolidation, amalgamation, merger, separation or transfer if, on the effective date thereof, the Warrantholder had been the holder of record of the number of Common Shares to which such Warrantholder was theretofore entitled upon the exercise of such Warrants. If necessary, as a result of any such reclassification, amendment, change, consolidation, amalgamation, merger, separation or transfer, appropriate adjustments shall be made in the application of the provisions set forth in this Article Five with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Article Five shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares or other securities or property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in an indenture supplemental hereto approved by action by the Directors and shall for all purposes be conclusively deemed to be an appropriate adjustment.

5.2 Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

For the purposes of section 5.1 hereof the following subsections shall apply:

(a) Successive Adjustments: Any adjustment pursuant to section 5.1 hereof shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this section 5.2.

(b) Minimum Adjustments: No adjustment in the Exercise Price shall be made which would result in an increase in the Exercise Price (except in respect of a consolidation of the Common Shares), no adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.2(b), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment, and provided further that in no event shall the Corporation be obligated to issue fractional Common Shares upon exercise of Warrants.

(c) Mutatis Mutandis Adjustment: Subject to any necessary regulatory approvals, no adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of a Warrant shall be made in respect of any event described in section 5.1 hereof, other than the events referred to in paragraphs 5.1(a) (iii) and 5.1(a)(iv) hereof, if Warrantholders are entitled to participate in such event on the same terms mutatis mutandis as if Warrantholders had exercised their Warrants prior to or on the effective date or record date, as the case may be, of such event.

(d) No Adjustment for Certain Events: Provided that the right conferred by virtue of this subsection will not grant to its beneficiary a discount of more than 1% of the Current Market Price at the time of grant of such right or such other discount as may be expressly permissible by any relevant stock exchanges or applicable securities legislation, no adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants shall be made pursuant to section 5.1 hereof in respect of the issue from time to time of Common Shares pursuant to this Indenture or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any Subsidiary of the Corporation, and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Share Reorganization, a Rights Offering nor any other event described in section 5.1 hereof.

(e) Disputes: If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon exercise of Warrants, such disputes shall be conclusively determined by the Corporation's auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and acceptable to the Warrant Agent and any such determination shall be conclusive evidence of the correctness of any adjustment made under section 5.1 hereof and shall be binding upon the Corporation, the Warrant Agent and the Warrantholders.

(f) Other Actions: In case the Corporation after the date hereof but prior to the later of the Expiry Date shall take any action affecting the Common Shares, other than an action described in section 5.1 hereof, which in the opinion of the Directors would materially affect the rights of Warrantholders, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be adjusted, subject to any necessary regulatory approvals, in such manner, if any, and at such time, by action by the Directors, in their sole discretion, as may be equitable in the circumstances. Failure of the taking of action by the Directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the Directors of the Corporation have determined that it is equitable to make no adjustment in the circumstances.

(g) Abandonment of Event: If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(h) Deemed Record Date: In the absence of a resolution of the Directors fixing a record date for a Share Reorganization, Rights Offering or Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the earlier of the date on which holders of record of Common Shares are determined for the purpose of participating in the Share Reorganization, Rights Offering or Special Distribution and the

date on which the Share Reorganization, Rights Offering or Special Distribution becomes effective.

(i) Corporate Affairs: As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all holders of Warrants are entitled to receive on the total exercise thereof in accordance with the provisions thereof.

(j) Any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any computation made in accordance with the provisions thereof.

5.3 Postponement of Subscription

In any case in which this Article Five shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(a) issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(b) delivering to such holder any distributions declared with respect to such additional Common Shares after such exercise date and before such event;

provided, however, that the Corporation shall deliver to such holder within the time period specified in Section 4.2(b) an appropriate instrument evidencing such holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

5.4 Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(a) Notice of Effective or Record Date: At least 21 days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, the Corporation shall:

(i) file with the Warrant Agent a Certificate of the Corporation specifying the particulars of such event to the extent then known including, if determinable, the required adjustment and the computation of such adjustment; and

(ii) give notice to the Warrantholders in the manner provided for in Article Twelve hereof and by publication in the national edition of any Canadian newspaper of the particulars of such event to the extent then known including, if determinable, the required adjustment.

(b) Adjustment Not Determinable: In case any adjustment for which a notice pursuant to subsection 5.4(a) hereof has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(i) file with the Warrant Agent a computation of such adjustment; and

(ii) give notice to the Warrantholders in the manner provided for in Article Twelve hereof of the adjustment.

ARTICLE 6
PURCHASES BY THE CORPORATION

6.1 Optional Purchases by the Corporation

The Corporation may from time to time, subject to applicable securities laws and the by-laws, regulations and policies of any relevant stock exchange, purchase Warrants on any stock exchange, in the open market, by private agreement or otherwise. Any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Corporation in its sole discretion may determine.

6.2 Surrender of Warrant Certificates

Warrant Certificates representing Warrants purchased pursuant to section 6.1 hereof shall be surrendered to the Warrant Agent for cancellation.

ARTICLE 7
COVENANTS OF THE CORPORATION

7.1 General Covenants of the Corporation

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding:

(a) it will cause certificates representing the Common Shares, if any, from time to time subscribed and paid for pursuant to the exercise of Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(b) all Common Shares which are issued upon exercise of the right to subscribe for and purchase provided for herein and in the Warrant Certificates, upon payment of the Exercise Price herein provided for, shall be fully paid and non-assessable shares;

(c) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(d) it will give to the Warrantholders, in the manner provided in subclause 5.4(a)(ii) hereof, and to the Warrant Agent, notice of its intention to fix a record date, or effective date, as the case may be, for any event referred to in section 5.1 hereof which may give rise to an adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants and, in each case, such notice shall specify the particulars of such event and the record date, or the effective date, for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given, and such notice shall be given in each case not less than 21 days prior to the applicable record date or effective date, as the case may be, and it will not close its transfer registers or take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants held by such person during the period of 21 days after the giving of notice required by subclause 5.4(a)(ii);

(e) if it is a party to any transaction in which the Corporation is not the continuing corporation, it shall use its best efforts to obtain all consents which may be necessary or appropriate under Canadian law to enable the continuing corporation to give effect to the Warrants;

(f) it shall, upon the demand of the Warrant Agent, furnish the Warrant Agent with a certificate of the Corporation that the Corporation has complied with all requirements contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a breach by the Corporation of any provision of this Indenture, or, if there has been failure to so comply, give particulars thereof;

(g) it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting of the provisions and intention of this Indenture; and

(h) Subject to the express provision herein, the Corporation will do or cause to be done all the things necessary to preserve and keep in full force and effect its respective corporate existence provided that (subject to Article 5) nothing herein contained shall prevent the amalgamation, consolidation, merger or sale of the Corporation.

7.2 Warrant Agent's Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and the Corporation will pay or reimburse the

Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent's own negligent action, negligent failure to act, wilful misconduct or bad faith.

7.3 Notice of Issue

The Corporation, or if required by the Corporation, the Warrant Agent, will give written notice of the issue of Common Shares pursuant to the exercise of any Warrants in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of the Common Shares so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

7.4 Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All amounts so expended or advanced by the Warrant Agent shall be repayable upon request of the Warrant Agent as provided in section 7.2 hereof. No such performance or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder.

ARTICLE 8
ENFORCEMENT

8.1 Suits by Warrantholders, etc.

All or any of the rights conferred upon the holder of any Warrant Certificate by the terms of such Warrant Certificate or the provisions of this Indenture may be enforced by the holder of such Warrant Certificate by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrantholders generally to proceed to enforce each and all of the provisions herein contained for the benefit of the Warrantholder.

8.2 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future officers, Directors or shareholders of the Corporation or of any successor corporation or to any of the past, present or future officers, Directors, employees or agents of the Corporation or any successor corporation, but only the property of the Corporation or any successor corporation shall be bound in respect hereof.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1 Right fo Convene Meetings

Subject to section 11.2, the Warrant Agent may at any time and from time to time and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request, as the case may be, against the costs which may be incurred by the Warrant Agent in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing within 15 days after receipt of such written request by the Corporation or of a Warrantholders' Request and of the required funds and indemnity as aforesaid to give notice to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent.

9.2 Notice

At least 21 days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders, at the expense of the Corporation or in the case of a meeting convened pursuant to a Warrantholders Request at the expense of the Warrantholders, in the manner provided in Article Twelve hereof and a copy thereof shall be sent by prepaid mail to the Warrant Agent unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. It shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article Nine. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation or the person or persons designated by the Warrantholders signing such Warrantholders' Request, as the case may be.

9.3 Chairman

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, or if such person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual to be chairman.

9.4 Quorum

Subject to the provisions of section 9.12 hereof, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and hold at least 10% of the aggregate number of the Warrants outstanding as of the date of the meeting, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next

following week (unless such day is a non-Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice of the date of the adjourned meeting need be given to Warrantholders. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called notwithstanding that they may not hold at least 10% of the aggregate number of the Warrants outstanding as of the date of the meeting.

9.5 Power of Adjourn

Subject to the provisions of section 9.4 hereof, the chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact. Any Warrantholder present in person or by proxy can demand a poll at any meeting in accordance with the provisions of section 9.7 hereof.

9.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands in respect of such question if requested by the chairman or by one of or more of the Warrantholders acting in person or by proxy and holding at least 5% of the aggregate number of the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than Extraordinary Resolutions shall be decided by a majority of the votes cast on the poll.

9.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Warrantholder or as a proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy appointed by instrument in writing shall be entitled to one vote in respect of each one Common Share which such Warrantholder is entitled to purchase pursuant to the Warrant Certificates then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him.

9.9 Regulations

The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make regulations and from time to time vary such regulations as it shall from time to time think fit:

(a) for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholder calling the meeting, as the case may be, may direct in the notice calling the meeting;

(b) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(c) for the form of the instrument of proxy.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrant Certificates, or as entitled to vote or be present at the meeting in respect thereof, shall be registered holders of Warrant Certificates or proxies thereof.

9.10 Corporation and Warrant Agent may be Represented

The Corporation and the Warrant Agent, by their respective employees, officers or directors, and the legal advisers of the Corporation and the Warrant Agent, may attend any meeting of the Warrantholders, but shall have no vote as such.

9.11 Powers of Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provision of this Indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) to sanction any modification, abrogation, alteration or compromise of the rights of the Warrantholders against the Corporation which shall be agreed to by the Corporation; and/or

(b) to assent to any modification of or change in or omission from the provisions contained herein or in any instrument ancillary or supplemental hereto which shall be agreed to by the Corporation; and/or

(c) to restrain any Warrantholders from taking or instituting any suit or proceedings against the Corporation for the enforcement of any of the covenants on the part of the Corporation conferred upon the Warrantholders by the terms of the Warrants.

9.12 Extraordinary Resolution

(a) Extraordinary Resolution: If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders holding 25% of the Warrants outstanding as of the date of such meeting are not present in person or by proxy within 30 minutes from the time fixed for holding the meeting, then the meeting, if called by Warrantholders or on a Warrantholders' Request, shall be dissolved, but in any other case it shall stand adjourned to such day, being not less than 10 Business Days or more than 21 Business Days later, and to such place and time as may be determined by the chairman. Not less than five Business Days' notice to Warrantholders shall be given of the time and place of such adjourned meeting in the manner provided in Article Twelve hereof. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum notwithstanding the provisions of this subsection 9.12(a) to the contrary and may transact the business for which the meeting was originally called and a motion proposed at such adjourned meeting and passed by the affirmative vote of Warrantholders holding not less than 66? % of the aggregate number of the Warrants represented at the adjourned meeting and voted on the motion shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Warrantholders holding 66? % of the aggregate number of Warrants outstanding are not present in person or by proxy at such adjourned meeting.

(b) Poll to be Taken: Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers in this Indenture, stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers then or thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and Extraordinary Resolutions and proceedings at every meeting of Warrantholders shall be made and entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions or Extraordinary Resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been called and held, and all resolutions passed thereat or proceedings taken, to have been passed and taken.

9.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article Nine may also be taken and exercised by Warrantholders holding 66? % of the aggregate number of Warrants then outstanding by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney appointed in writing and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article Nine at a meeting of Warrantholders shall be binding upon all of the Warrantholders, whether present or absent at such meeting, and every instrument in writing signed by Warrantholders in accordance with the provisions of section 9.15 hereof shall be binding upon all of the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Holdings by Corporation and Warrant Agent Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, resolution, Extraordinary Resolution, Warrantholders' Request, waiver or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation and the Warrant Agent shall be deemed not to be outstanding and shall be disregarded.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Agent may, subject to the provisions of this Indenture and they shall, when so directed by the provisions of this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth adjustments pursuant to the provisions of Article Five hereof;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not, in the opinion of the Warrant Agent, prejudicial to the interests of the Warrantholders;

(c) giving effect to any resolution or Extraordinary Resolution passed as provided in Article Nine hereof;

(d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, prejudicial to the interests of the Warrantholders;

(e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, or making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f) modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective in such manner as to impair any of the rights of the Warrantholders or of the Warrant Agent and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g) any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby; or

(h) evidencing any succession of other bodies corporate to the Corporation and the assumption by any successor of the covenants of the Corporation herein and in the Warrants contained, as hereafter provided in this Article Ten.

10.2 <u>Successor Corporation</u>

In the case of a consolidation, amalgamation, merger, separation or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety, the successor entity resulting from such consolidation, amalgamation, merger, separation or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation, as the case may be; provided that no such consolidation, amalgamation, merger, separation or transfer of the undertaking or assets of the Corporation shall take place unless approved by the Warrant Agent as not being prejudicial to the interests of Warrantholders or to the rights and powers of the Warrant Agent and the Warrantholders hereunder.

ARTICLE 11
<u>CONCERNING THE WARRANT AGENT</u>

11.1 <u>Warrant Indenture Legislation</u>

(a) <u>Mandatory Requirements</u>: If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) Applicable Legislation: The Corporation and the Warrant Agent agree that each of them will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with, and be entitled to the benefits of, Applicable Legislation.

11.2 Rights and Duties of Warrant Agent

(a) Degree of Skill: In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own negligent action, its own negligent failure to act or its own wilful misconduct or bad faith.

(b) Conditions for Action: Subject to subsection 11.2(a) hereof, the Warrant Agent shall not be bound to do any thing or take any act or action for the enforcement of any of the obligations of the Corporation under this Indenture unless and until the Warrant Agent shall have received a Warrantholders' Request setting out the action which the Warrant Agent is required to take and the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss or damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) Deposit of Warrant Certificates: The Warrant Agent may, before commencing or at any time during the continuance of any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(d) Supremacy of Applicable Legislation: Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation and of this Article Eleven.

11.3 Evidence

(a) Entitlement to Rely on Evidence: Whenever it is provided in this Indenture that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof of the facts and opinions stated in all documents

so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon. The Warrant Agent may rely and shall be protected in acting upon any such documents deposited with it in purported compliance with any such provision or for any other purpose hereof, but may, in its discretion, require further evidence before acting or relying thereon. The Warrant Agent may also rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram, facsimile or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(b) Additional Evidence: In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(c) Statutory Declarations: Whenever Applicable Legislation requires that evidence referred to in subsection 11.3(a) hereof be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chairman, the President, any Vice-President, the Chief Financial Officer, the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer of the Corporation.

(d) Proof of Execution: Proof of execution of an instrument in writing by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

11.4 Experts and Advisers

The Warrant Agent may employ or retain, at the expense of the Corporation, such counsel, accountants or other experts or advisers as it may reasonably require, said counsel, accountants, experts or advisers to be designated jointly by the Warrant Agent and the Corporation for the purpose of discharging its duties hereunder, may pay reasonable remuneration for all services performed by any of them without taxation of any costs of any counsel and shall not be responsible for any misconduct on the part of any of them. The Warrant Agent may act and shall be protected in acting in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in relation to this Indenture.

11.5 Warrant Agent not Required to give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of its duties and obligations under this Indenture or otherwise in respect of these premises.

11.6 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for, or by reason of, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in section 11.8 hereof and in the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such statements or recitals are, and shall be deemed to be made by, the Corporation;

(b) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(c) the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of Directors, officers, employees, agents or servants of the Corporation;

(d) the Company hereby indemnifies and saves harmless the Warrant Agent and its officers from and against any and all liabilities, bsses, costs, claims, actions or demands whatsoever which may be brought against the Warrant Agent or which it may suffer or incur as a result of or arising from the performance of its duties and obligations under this Agreement, save only in the event of the negligent action, negligent failure to act, or the wilful misconduct or bad faith of the Warrant Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation of the Warrant Agent;

(e) the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in shares of the Corporation and in the Warrant Certificates and generally may contract and enter into financial transactions with the Corporation or any corporation related to the Corporation without being liable to account for any profit made thereby; and

(f) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

11.7 Replacement of Warrant Agent; Successor by Merger

(a) Resignation: The Warrant Agent may resign its duties and obligations and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(a), by giving to the Corporation not less than 30 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders, by Extraordinary Resolution, shall have power at any time to remove the Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or

otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless such Extraordinary Resolution has appointed a new warrant agent; failing such appointment by the Corporation, the retiring Warrant Agent, at the expense of the Corporation, or any Warrantholder may apply to a judge of the Ontario Court of Justice (General Division), on such notice as such judge may direct for the appointment of a new warrant agent; provided that any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, following any resignation or removal of the Warrant Agent and appointment of a successor warrant agent, the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder so ceasing to act.

(b) Notice of Successor: Upon the appointment of a successor Warrant Agent the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Article Twelve hereof.

(c) No Further Act for Merger: Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom, or any corporation succeeding to the transfer agency business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under subsection 11.7(a) hereof.

(d) Certification: Any Warrant Certificate countersigned but not delivered by a predecessor Warrant Agent may be delivered by the successor warrant agent in the name of the predecessor or successor warrant agent.

11.8 Conflict of Interest

(a) Representation: The Warrant Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists in the Warrant Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its rights and obligations hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in subsection 11.7(a) hereof. If any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(b) Dealing in Securities: Subject to subsection 11.8(a) hereof, the Warrant Agent or a successor Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

11.9 Acceptance of Rights and Obligations

The Warrant Agent hereby accepts the rights and obligations in this Indenture declared and provided for and agrees to perform all obligations upon the terms and conditions hereinbefore set forth unless and until discharged therefrom.

11.10 Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have the power but not the obligation to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interest and the interests of the Warrantholders.

11.11 Documents, Moneys, etc., Held by Warrant Agent

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the terms hereof may be placed in the deposit vaults of any bank listed in Schedule I of the *Bank Act* (Canada), as amended, or deposited for safekeeping with any such bank or with a trust company incorporated in Ontario or Canada. Unless herein otherwise expressly provided, any moneys so held pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Warrant Agent in any such bank at the rate of interest, if any, then current on similar deposits or may be deposited in the deposit department of any loan or trust company or chartered bank authorized to accept deposits under the laws of Canada or a province thereof. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation.

11.12 Warrant Agent Not to be Appointed Reciever

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.13 Authorization to Carry On Business

The Warrant Agent represents to the Corporation that it is duly authorized and qualified to carry on the business of a warrant agent in the Province of Ontario.

ARTICLE 12
NOTICE TO WARRANTHOLDERS

12.1 Notice to Warrantholders

(a) Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on the registers of holders described in section 2.8 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in a national newspaper.

(b) Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the third Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the second day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental failure or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

ARTICLE 13
GENERAL

13.1 Notice to the Corporation and the Warrant Agent

(a) Notices: Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or to the Warrant Agent shall be deemed to be validly given if delivered by prepaid courier, if transmitted by telecopier or other means of prepaid, transmitted, recorded communication or if sent by registered mail, postage prepaid:

(i) to the Corporation:

Metallica Resources Inc.
12200 East Briarwood Avenue
Suite 165
Centennial, CO
USA 80112

Attention: Richard Hall
Facsimile: (303) 796-0265

with a copy to:

Beach, Hepburn LLP
36 Toronto Street
Suite 1000
Toronto, Ontario
M5C 2C5

Attention: Mark F. Wheeler
Facsimile: (416) 350-3510

(ii) to the Warrant Agent:

Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

Attention: Richard Barnowski
Facsimile: (416) 361-0470

and any such notice delivered or transmitted in accordance with the foregoing shall be deemed to have been received on the date of delivery or transmission or, if mailed, on the third Business Day following the date of the postmark on such notice. The original of any notice sent by facsimile transmission to the Warrant Agent shall be subsequently mailed to the Warrant Agent.

(b) Change of Address: The Corporation or the Warrant Agent may from time to time notify the other in the manner provided in subsection 13.1(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c) Postal Disruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered by prepaid courier or transmitted by telecopier or other means of prepaid, transmitted, recorded communication, such notice to be deemed to have been received on the date of delivery or transmission.

13.2 Time of the Essence

Time shall be of the essence of this Indenture.

13.3 Counterparts

The Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

13.4 Satisfaction and Discharge of Indenture

Upon all Common Shares required to be issued in respect of Warrant Certificates delivered to the Warrant Agent prior to the Expiry Date having been issued, this Indenture shall cease to be of further force or effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Chairman, the President or any Vice-President of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

13.5 Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders of the Warrant Certificates, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

METALLICA RESOURCES INC.

By: ______________________

By: ______________________

EQUITY TRANSFER SERVICES INC.

By: ______________________

By: ______________________

13.3 **Counterparts**

The Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

13.4 **Satisfaction and Discharge of Indenture**

Upon all Common Shares required to be issued in respect of Warrant Certificates delivered to the Warrant Agent prior to the Expiry Date having been issued, this Indenture shall cease to be of further force or effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Chairman, the President or any Vice-President of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

13.5 **Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders**

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders of the Warrant Certificates, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

METALLICA RESOURCES INC.

By:______________________________

By:______________________________

EQUITY TRANSFER SERVICES INC.

By:______________________________

Richard M. Barnowski
Vice President

SCHEDULE A
TO THE WARRANT INDENTURE DATED AS OF DECEMBER 3, 2003 BETWEEN METALLICA RESOURCES INC. AND EQUITY TRANSFER SERVICES INC.

FORM OF SERIES I WARRANT CERTIFICATE

Exercisable only prior to 5:00 p.m., Toronto time, on December • , 2008 after which time this Warrant Certificate shall be null and void.

NUMBER __________ Series I Warrants   CERTIFICATE FOR SERIES I WARRANTS

COMMON SHARE PURCHASE WARRANT
TO PURCHASE COMMON SHARES OF
METALLICA RESOURCES INC.
(existing under the federal laws of Canada)

THIS IS TO CERTIFY THAT, for value received,

•

(the "holder") is entitled to subscribe for and to purchase, AT ANY TIME PRIOR TO 5:00 P.M., TORONTO TIME, ON December • , 2008, fully paid and non-assessable common shares ("Common Shares") of METALLICA RESOURCES INC. (the "Corporation") as constituted on the date hereof, on the basis of one Common Share for each Warrant, at an exercise price of $3.10 (Canadian) per Common Share, by surrendering this Warrant Certificate to the warrant agent specified below with a subscription form (FORM 1) properly completed and executed, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation, for the total purchase price of the Common Shares so subscribed for and purchased. If the subscription does not exhaust the Warrants represented by this Warrant Certificate, a Warrant Certificate representing the balance of the Warrants will be issued to the holder.

The holder of this Warrant Certificate may subscribe for and purchase less than the number of Common Shares entitled to be subscribed for and purchased on surrender of this Warrant Certificate. No Warrant Certificates representing fractional Warrants will be issued and the holder hereof understands and agrees that such holder will not be entitled to any cash payment or other form of compensation in respect of a fractional Warrant. By acceptance hereof, the holder expressly waives any right to receive fractional Common Shares upon exercise hereof. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of this Warrant Certificate is not a whole number, then the number of Common Shares to be issued will be rounded down to the next whole number.

Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 (the "Warrant Agent") has been appointed the warrant agent to receive subscriptions for Common Shares and payments from holders of Warrant Certificates. This Warrant Certificate, the subscription form (FORM 1), and a certified cheque, bank draft or money order shall be deemed to be surrendered to the Warrant Agent only upon actual personal delivery thereof or, if sent by post or other means of transmission, upon receipt thereof by the Warrant Agent at the office specified above. The Corporation may also provide for other places at which this Warrant Certificate may be surrendered for exchange or exercise. If mail is used for delivery of a Warrant Certificate, for the protection of the holder, registered mail should be used and sufficient time should be allowed to avoid the risk of late delivery. Subject to adjustment hereof in the events and in the manner set forth in the Warrant Indenture hereafter mentioned and summarized below, the price payable for each Common Share upon exercise of this Warrant Certificate shall be $3.10 (in lawful money of Canada).

Certificates representing Common Shares subscribed for and purchased will be mailed to the persons specified in the subscription form (FORM 1) at the respective addresses specified therein or, if so specified in the subscription form (FORM 1), delivered to such persons at the office of the Warrant Agent where the applicable Warrant Certificate was surrendered, when the transfer books of the Corporation have been opened for three Business Days after the due surrender of such Warrant Certificate and payment as aforesaid, including any applicable taxes. **The Corporation may refuse to issue Common Shares to a person resident outside of Canada or other person if such issue would constitute a violation of the securities or other laws of any jurisdiction.** The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or any state securities laws, and may be offered, sold, pledged, transferred or otherwise disposed of only (a) to the corporation; (b) pursuant to a registration statement with respect to such securities which has been declared effective under the US Securities Act; (c) in an offshore transaction meeting the requirements of rule 904 of Regulation S under the US Securities Act and in compliance with any applicable securities laws; (d) within the United States in accordance with an exemption from registration under the US Securities Act pursuant to Rule 144 or other applicable exemption and in compliance with any applicable state securities laws or (e) pursuant to any other available exemption from the registration requirements under the US Securities Act. Delivery of this certificate may not constitute "good delivery" in settlement of transactions on stock exchanges in Canada. A new certificate, bearing no legend, delivery of which will constitute "good delivery," may be obtained from the Corporation upon delivery of this certificate and a duly executed declaration and opinion of counsel if requested by the Corporation, in form satisfactory to the corporation, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of regulations under the United States Securities Act.

This Warrant Certificate may, upon compliance with the reasonable requirements and charges of the Warrant Agent, be divided by completing and executing FORM 2 and delivering the Warrant Certificate to the Warrant Agent.

The Warrants evidenced by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent as set out above, by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by

an instrument in writing in form and executed satisfactory to the Warrant Agent and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly recorded on such register of transfers by the Warrant Agent. Notwithstanding the foregoing, the Corporation will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction.

This is one of the Warrant Certificates of the Corporation issued or issuable under the provisions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of December 3, 2003, between the Corporation and the Warrant Agent, to which reference is hereby made for particulars of the rights of the holders of the Warrant Certificates, the Corporation and the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth in full, to all of which the holder of this Warrant Certificate by acceptance hereof assents, it being expressly understood that the provisions of the Warrant Indenture and this Warrant Certificate are for the sole benefit of the Corporation, the Warrant Agent and the Warrantholders.

Capitalized terms which are not defined in this Warrant Certificate shall have the same meaning as ascribed thereto in the Warrant Indenture. To the extent that any conflict arises between the terms and provisions of this Warrant Certificate and the terms and provisions of the Warrant Indenture, the terms and provisions of the Warrant Indenture shall govern. A copy of the Warrant Indenture will be available for inspection at Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

Nothing contained in this Warrant Certificate, the Warrant Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or other shareholder of the Corporation or any other right or interest except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustments to the exercise price of the Warrants and to the number and kind of securities purchaseable upon exercise upon the happening of certain stated events including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities exchangeable for or convertible into Common Shares or of other assets or property of the Corporation, certain offerings of rights, warrants or options and certain reorganizations.

The Warrant Indenture provides for the giving of notice by the Corporation prior to taking certain actions specified therein. The Corporation may from time to time purchase any of the Warrants by private contract or otherwise.

The Warrant Certificates and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its proper officers.

METALLICA RESOURCES INC.

Per:______________________________

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.
Countersigned:

EQUITY TRANSFER SERVICES INC.

By:____________________________________

Date of Certification:___________________

SUBSCRIPTION FORM
(FORM 1)

TO: Metallica Resources Inc.
c/o Equity Transfer Services Inc.

THE HOLDER HEREBY SUBSCRIBES FOR ___________________ Common Shares of Metallica Resources Inc. (or such number of shares or other security or property to which such subscription entitles the undersigned in lieu thereof under the provisions of the Warrant Indenture) at $3.10 (Cdn.) per Common Share (or the adjusted dollar amount per share at which the undersigned is entitled to purchase such shares under the provisions of the Warrant Indenture) and on the other terms set out in the Warrant Certificate and Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in Canadian dollars payable to "Metallica Resources Inc." in payment of the aggregate subscription price therefor.

The undersigned hereby irrevocably directs that the Common Shares be delivered, subject to the conditions set out in this certificate and the provisions of the Warrant Indenture, and that the said Common Shares be registered as follows:

Name(s) in Full and Social Insurance Number(s)	Address(es) (Include Postal Code)	Number of Common Shares

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a person or persons other than the Warrantholder, the Form of Transfer (Form 3) must also be completed and the Warrantholder must pay to the Warrant Agent all requisite taxes or other government charges, if any.)

NEITHER THIS WARRANT NOR THE COMMON SHARES ISSUABLE UPON THE EXERCISE HEREOF HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT, AND THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) IN THE ABSENCE OF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE DELIVERY TO THE CORPORATION OF A WRITTEN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

In order to exercise any Warrants represented by this certificate, the person exercising this document must check one of the following:

[PLEASE CHECK ONE]

☐ The undersigned certifies that the undersigned is not a U.S. Person and is not exercising this warrant on behalf of or for the account of a U.S. Person;

☐ Attached hereto is an opinion of United States counsel or other evidence to the effect that the issuance of securities upon exercise of Warrants evidenced by this Warrant Certificate is exempt from registration under the U.S. Securities Act.

DATED this ____ day of ________, 20__.

____
Signature of Subscriber*

____
Name of Subscriber

____
Address of Subscriber

____
(Include Postal Code)

*This signature must correspond exactly with the name appearing on the registration panel.

☐ Please check box if the share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which the certificates will be mailed.

TO DIVIDE OR COMBINE WARRANT CERTIFICATES
(FORM 2)

Fill in and sign this FORM 2 and surrender this Warrant Certificate to the Warrant Agent in ample time for new Warrant Certificates to be issued and used.

Deliver to the undersigned Warrantholder, at the address mentioned below, new certificates as follows:

Certificate(s) for ____________________ Warrants each

Certificates(s) for ____________________ Warrants each

Certificates(s) for ____________________ Warrants each

Aggregate number of Warrants must correspond to the number of Warrants represented by this surrendered certificate.

DATED this day of , 200 .

)
)
)
Witness:____________________________)
) ____________________________
Signature of Warrantholder

Print Name and Address of Warrantholder in full below:

Name:____

Address:____
(Include Postal Code)

FORM OF TRANSFER
(FORM 3)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

(Name)

____

(Address)

the Warrants represented by this Warrant Certificate and hereby appoints Equity Transfer Services Inc. as its attorney with full power of substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

FURTHERMORE, the undersigned certifies that (one (only) of the following must be checked):

☐ at the time of transfer it is within the United States, and such sale, assignment and transfer is being made to a person in the United States in accordance with an exemption from registration under the U.S. Securities Act (and the transferee understands that it will receive legended securities).

☐ such sale, assignment and transfer is being made, and the offer of the securities being sold, assigned and transferred was made, to a person not in the United States.

DATED the _____ day of ______________, 200___.

____

Signature of Warrantholder

Guaranteed by:

* Authorized Signature Number

NOTE: The signature to this transfer must correspond with the name as recorded on the Warrant Certificate in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Canadian Chartered Bank, or by a Member of the Securities Transfer Agents Medallion Program (STAMP).

SCHEDULE "B"

TO: **Metallica Resources Inc.**
AND TO: **Equity Transfer Services Inc.**

The undersigned (A) acknowledges that the sale of the securities of ______________________ represented by certificate number(s) ______________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "US Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the US Securities Act) of ______________________ (2) the offer of such securities will not be made to a person in the United States and either (a) at the time the buy order originates, the buyer will be outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer will be outside the United States or (b) the transaction will be executed on or through the facilities of the applicable Canadian stock exchange designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged or will be engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S under the US Securities Act.

Dated: ____________________

____
(Name of Holder – please print)

____
(Authorized Signature)

____
(Official Capacity – please print)

____
(please print here the name of the individual whose signature appears above, if different from the name of holder printed above)